FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                7 November, 2002

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Schedule 10 - Notification of Major Interests in Shares



1   Name of company:


International Power plc


2   Name of shareholder having a major interest:


Merrill Lynch Investment Managers Limited


3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:


As above



4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:


Nutraco Nominees Limited


(Designated & Undesignated)                 61,371,698


Merrill Lynch Pensions Nominees Limited


A/C NONCERT                                  3,130,826


Mercury Life Nominees Limited                    5,000


Treasury of the Government

of the Isle of Man


A/C 5                                          545,362


Treasury of the Government

of the Isle of Man

A/C 10                                         242,131


Chase Nominees Limited                      11,273,803


Nortrust Nominees Limited                   10,846,664


Bank of New York Nominees Limited           10,197,148


Junction Nominees Limited                    7,824,657


State Street Nominees Limited                1,257,369


Morgan Nominees Limited                        820,311


Other Names                                  4,424,728


5   Number of shares/amount of stock acquired:


Not known


6   Percentage of issued class:


Not known


7   Number of shares/amount of stock disposed:


Not known


8   Percentage of issued class:


Not known


9   Class of security:


Ordinary shares of 50 pence each


10  Date of transaction:


Not known



11  Date company informed:


7 November 2002


12  Total holding following this notification:


111,939,697


13  Total percentage holding of issued class following this notification:


10.01%


14  Contact name for queries:


1.  Investors                             Grant Jones

2.  Media                               Aarti Singhal


15 Contact telephone number:


1.  44-207-320-8619

2.  44-207-320-8681


16  Name of company official responsible for making notification:


Stephen Ramsay - Company Secretary


17  Date of notification:


7 November 2002



                                               INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary